Contact

www.linkedin.com/in/michaelwieser
(LinkedIn)
www.mjwieserlaw.com/ (Company)

Top Skills

Strategic Partnerships
Business Development
Solution Development

Michael Wieser

Venture Lawyer, Serial Entrepreneur, Mobility Pioneer, Westchester
Angels Principal
New York

Summary

Hello, my name is Michael J Wieser and Welcome to my LinkedIn
profile.

• Are you a business founder that is looking to grow and solidify your
company?

• Are you looking to grow the value of your company to make it more
attractive to investors or acquirers.

• Or maybe you'd like to scale your company with an eye towards
having a successful exit in the future.

For these and many other reasons, smart innovative founders
engage me to be part of their team as a lawyer and/or advisor.

As a lawyer, I act as my client's outside general counsel, to be an
active part of the team.

I provide guidance in real time, to not only resolve disputes, but to
proactively manage and optimize my client's business relationships
with all of their company stakeholders.

These stakeholders include:
• Co-founders,
• investors,
• workers,
• independent contractors,
• strategic partners,
• service providers,
• your supply chain,
• the government
• and perhaps most importantly your clients, customers and end
users.

What sets me apart from all other lawyers, is:

Since graduating from law school in 1990, I have been a serial entrepreneur who has founded 7 different companies across multiple industries, including a multi-million-dollar mobile technology company.

With several personal successes and several failures, win or lose, I have been in your shoes and make sure that my legal guidance is always delivered to help you grow the value and profits of your company.

I am also a co-owner of the Westchester Angels. At the Westchester Angels, we are the Shark Tank of the metro New York City market.

Along with my partners at Westchester Angels, we seek out exciting emerging companies in need of funding and introduce them to our investors. We provide deal flow and due diligence services for our members. In this capacity, I review and assess hundreds of emerging companies annually, help them with their pitch decks, documentation and strategy, I judge at dozens of pitch competitions and provide guidance for both the emerging companies and the investors that seek to fund them.

Accordingly, when I work with my clients, I bring a deep insider knowledge into the things needed to attract investors, attract acquirers and stand up to due diligence. When working with me, my legal clients become investor-ready.

So, if you like what you hear, simply reach out to me and let's have a chat. The best way to get engaged is to simply send me an email at mjw@mwesq.com introducing yourself and let's explore. Thank you and I look forward to learning about your company.

Experience

MJ Wieser Law

Business Lawyer - Outside General Counsel
January 1992 - Present (30 years 4 months)
NYC / Westchester

MJ Wieser Law is dedicated to working with startup entrepreneurs, early stage growth companies and investors as outside general counsel to provide legal stability and scalability for growing enterprises. The main thing that differentiates me from the other lawyers you will meet is that I practice law with a business person's mindset.

Like you, I am a serial entrepreneur who has founded, grown and exited several companies, so I approach law with a businessperson's mindset. I understand your needs, because I've walked the walk. With 25 years of experience creating and managing businesses while practicing business law, there is very little I haven't experienced.

An example of practicing law with a business mindset is my approach to contracts. Where virtually every other lawyer focuses exclusively on covering the client's "ass," I create added value by using a contract as an implementation plan for creating new revenue for my client. I help project-based companies convert into recurring revenue powerhouses by re-engineering their contracts to help them increase the value of their business and grow significant revenue.

I look forward to showing you how my unique approach to practicing law will effectively and affordably develop a stable and scalable foundation for your business and work with you to acquire funding, grow your business and achieve your goals.

Westchester Angels
General Partner, In-House Counsel
May 2016 - Present (6 years)
Westchester, NY

The members and syndicated collaborators of Westchester Angels investment group invest in early-stage, entrepreneurial companies during their seed round to help them grow and attract follow-on investors. We focus on companies located in the Metro NY area and provide exciting companies with a wealth of resources; funding, expertise and connections. Our members are seasoned strategic investors with disparate professional leadership experience across all industries and skillsets. We bring smart money to the table. Our recent investments include:

- Lately, a marketing platform, https://www.trylately.com
- State Book International, a demographic information platform, https://www.trylately.com
- Ocrolus, a data capture platform, https://www.ocrolus.com
- BrandVerge, an advertising platform, https://www.gobrandverge.com/

Screen dozens of companies and lead due diligence and valuation exercises for companies chosen by members for possible investment. Draft, review and negotiate investor documents and deal terms on behalf of Westchester Angels as a group and individual angel investors, including SAFE docs, Convertible Notes, Term Sheets, PPMs, Single Purpose LLCs and all types of Investor and Company Governance Agreements.

Westchester Community College
Adjunct Professor
January 2015 - Present (7 years 4 months)

I am an instructor teaching Law for Entrepreneurs as part of the Just Add One Program. I also run the Program's Peer to Peer networking program, which functions as a Mastermind group for all Program participants.

The Just Add One program was developed and funded by the Westchester-Putnam Workforce Development Board and is being offered by Westchester Community College to assist eligible small business owners create strategies to strengthen their business models/operations and make them more efficient, with the goal of helping each participating business grow and contribute to the economic growth in the region.

CelPro Associates
CoFounder, CEO and General Counsel
September 1994 - July 2017 (22 years 11 months)

Mobile System Integrator: CelPro Associates acts as a trusted advisor for medium and large corporations and governmental agencies in the development, implementation, deployment and ongoing management of their mobility initiatives. We procure the tools and support the needs of a company's mobile workforce.

Myeah What, Inc. "The Fantasy App"
Co-Founder

May 2015 - March 2017 (1 year 11 months)
peekskill ny

Developed, launched and managed a Fantasy Football Mobile App in the iTunes store. Ultimately failed because people don't want to pay for apps and it would have been a fortune to do heavy marketing for eyeballs. Tons of fun though partnering with my great friend, Dean Steinman. Myeah!

General Assembly
Instructor
March 2015 - August 2016 (1 year 6 months)
NYC

Teach a Course entitled "LEGAL KNOW-HOW FOR DEVELOPERS AND ENTREPRENEURS."

About this class

When it comes to launching a successful app or website, knowing how to navigate legal hurdles can be just as important as knowing how to code. For freelance developers looking to start their own businesses, gaining an understanding of the different laws, contracts, and regulations involved in creating a company is an essential part of getting their startup off the ground.

In our bootcamp, you'll get an overview of the different legal requirements you'll need to consider as you form and launch your freelance or development business. From learning how to deal with intellectual property laws to properly identifying and evaluating stakeholder contracts, you'll get the legal know-how you need to make your company scalable and investor ready.

FranNet of Hudson Valley, NY/Western MA
Franchise Business Consultant Associate
April 2014 - March 2015 (1 year)
Westchester

Worked with territory owner to consult with current, and potential entrepreneurs who are interested in purchasing a franchised business – exploring franchising benefits, opportunities, risks, and costs. Customize proprietary profiling, and consultative tools, and processes to determine a business model unique to each client. Match specific, leading franchises that fit best with each client's goals, skill sets, and interests. Offer assistance in financing, legal, accounting, and other advisory services through our referral network, helping to simplify the franchising journey.

Breakthrough Technology Group
Mobility Consultant
February 2013 - December 2014 (1 year 11 months)
New York, NY

Breakthrough Technology Group is a leading IT and telecommunications solutions provider, and one of the highest-producing AT&T Channel Solutions Partners. BTG maintains a singular focus on supporting its enterprise customers through use of cutting-edge virtualization technology, mobility and telecommunications. The inherent knowledge base of the Company's veteran team spans across entire IT landscape, from cloud-based desktops and storage solutions, remote monitoring, mobility and end-user IT support. With a hyper-focus on specific IT practice areas and a deep understanding of carrier networks, BTG has proven itself to be an unquestioned leader and industry pioneer.

SkyObs, Inc.
Principal and General Counsel
September 2008 - January 2010 (1 year 5 months)

SkyObs, Inc. was a management consulting firm helping its corporate customers improve profitability and revenue growth through the adoption of sustainable business practices and techniques. My primary role was general counsel, corporate strategy, corporate finance, program and service development, business development, marketing and sales.

Bud's Golf Cart
Founder and CEO
January 2006 - July 2006 (7 months)

Retail Kiosk selling Golf Accessories in Grand Central Terminal. Was meant to be a prototype for a chain of Golf kiosks and online accessory distribution retailer. Shot a bogey on this one, but learned a great deal about retail.

Music Biz InfoLine
Founder and Owner
February 1993 - September 1994 (1 year 8 months)

Pay-per-call 900 number service dispensing information about the music business for aspiring artists. Had 8 different lessons ranging from submitting demo tapes and press kits to record labels to copyrights and trademarking intellectual property. Marketed nationwide through over 60 music publications but ultimately failed. "Starving Artists" are starving for a reason. Too highminded, should have stuck to the "900" businesses that worked; namely, sports, sex, dating and psychics.

Baer Marks & Upham
Associate
May 1989 - December 1991 (2 years 8 months)

Associate in Corporate Law Department. Focused on corporate finance, contract negotiation and drafting, and federal and state securities regulation. My duties included structuring a business transaction legally by researching aspects of contract law, tax law, accounting, securities law, bankruptcy, intellectual property rights, licensing, zoning laws, and other regulations relating to a specific area of business. I ensured that a transaction did not conflict with local, state, or federal laws.

United States Federal Judge Naomi Reice Buchwald
Judicial Clerk
September 1989 - May 1990 (9 months)

Judicial Clerkship for then Federal Magistrate Naomi Buchwald in the United States District Court for the Southern District of New York. I provided assistance in researching issues before the court and in writing opinions.

Harry M. Stevens
Vendor
September 1980 - May 1990 (9 years 9 months)

Yes, the top-selling "beer here" guy conquering thousands of stairs a night at Nassau Coliseum (4 Islander Stanley Cups), Jones Beach Concerts, Broome County Arena (Binghamton) and Madison Square Garden. The beginning of my entrepreneurialism with this no salary/100% commission-based compensation model. Worked hundreds of games, concerts, circuses and all other arena events. Met and befriended CelPro partner Steve Kantorowitz and mastered crowd mentality. Sound checks for rock idols sitting in the front row with 15,000 empty seats; priceless.

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Education

Brooklyn Law School
JD, Law · (1987 - 1990)

Binghamton University
BA, Political Science · (1983 - 1987)

ITAC FastTrac® Entrepreneurship Programs

Entrepreneurship · (1999 - 2000)

Brunel University

BA, Liberal Arts · (1986 - 1986)

MacArthur High School